FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Financial Asset Securities Corp.	0001003197
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, November 14, 2003, Series 2003-1	333-108195

____

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: November 14, 2003

FINANCIAL ASSET SECURITIES CORP.

By: ______________________________
Name: Frank Skibo
Title: Senior Vice President

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

Finance America Mortgage Loan Trust 2003-1

FINANCE AMERICA

$140,059,000 (Approximate)

Financial Asset Securities Corp.
Depositor

Litton Loan Servicing LP
Servicer

Finance America, LLC
Originator

RBS Greenwich Capital
Underwriter

Preliminary Term Sheet ***Date Prepared: October 22, 2003***

Finance America Mortgage Loan Trust 2003-1

$140,059,000 (Approximate)

Publicly Offered Certificates
Fixed and Hybrid Adjustable Rate Mortgage Loans

Class[1,3]	Principal Amount ($)	WAL (Years) Call/Mat[2]	Payment Window (Mths) Call/Mat[2]	Certificate Type	Expected Rating S&P / Moody's
I-A1	$163,034,000	Not Marketed Hereby		Floating Rate Senior	AAA / Aaa
II-A2	$99,954,000	2.47 / 2.67	1-79 / 1-179	Floating Rate Senior	AAA / Aaa
M-1	$22,025,000	4.69 / 5.16	40-79 / 40-149	Floating Rate Subordinate	AA / Aa2
M-2	$18,080,000	4.63 / 5.05	38-79 / 38-135	Floating Rate Subordinate	A / A2
M-3	$5,753,000	Not Marketed Hereby		Floating Rate Subordinate	A- / A3
M-4	$5,753,000	Not Marketed Hereby		Floating Rate Subordinate	BBB+ / Baa1
M-5	$4,109,000	Not Marketed Hereby		Floating Rate Subordinate	BBB / Baa2
M-6	$3,945,000	Not Marketed Hereby		Floating Rate Subordinate	BBB- / Baa3
Total	$140,059,000				

(1) *The Class I-A1Certificates are backed primarily by the cash flow from the Group I Mortgage Loans (as defined herein) and the Class II-A2 Certificates are backed primarily by the cash flow from the Group II Mortgage Loans (as defined herein). The Subordinate Certificates are backed by the cash flows from the Group I Mortgage Loans and the Group II Mortgage Loans. The principal balance of each class of Offered Certificates (as defined herein) is subject to a 10% variance.*
(2) *The WAL and Payment Windows are shown to the Clean-up Call Date (as described herein) and to maturity. See "Pricing Prepayment Speed" herein.*
(3) *The Certificates will accrue interest at a variable rate (subject to the Net WAC Cap). The margin on the Class A Certificates will double and the margin on the Subordinate Certificates will be equal to 1.5x the original margin after the Clean-up Call Date.*

Depositor: Financial Asset Securities Corp.

Servicer: Litton Loan Servicing LP

Underwriter: Greenwich Capital Markets, Inc. ("***RBS Greenwich Capital***")

Trustee: Deutsche Bank National Trust Company.

Originator: Finance America, LLC

Certificates: The Class I-A1 and Class II-A2 Certificates (the "***Class A Certificates***" or "***Senior Certificates***"), and the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Certificates (together, the "***Subordinate Certificates***"). The Class II-A2 Certificates along with the Class M-1 and Class M-2 Certificates are referred to herein as the "***Offered Certificates.***"

Federal Tax Status: The Offered Certificates will represent ownership of REMIC regular interests for tax purposes.

Registration:	The Offered Certificates will be available in book-entry form through DTC and, upon request, through Clearstream, Luxembourg and the Euroclear System.
Statistical Calculation Date:	The close of business on September 30, 2003.
Cut-off Date:	The close of business on November 1, 2003.
Expected Pricing Date:	On or about October [TBD], 2003.
Expected Closing Date:	On or about November 14, 2003.
Distribution Date:	The 25th day of each month (or if not a business day, the next succeeding business day) commencing in December 2003.
Accrued Interest:	The price to be paid by investors for the Certificates will not include accrued interest (settling flat).
Interest Accrual Period:	The interest accrual period for each Distribution Date with respect to the Offered Certificates will be the period beginning with the previous Distribution Date (or, in the case of the first Distribution Date, the Closing Date) and ending on the day prior to such Distribution Date (on an actual/360 basis).
ERISA Eligibility:	The Offered Certificates are expected to be ERISA eligible.
SMMEA Eligibility:	The Offered Certificates are not expected to constitute "mortgage related securities" for purposes of SMMEA.
Optional Termination:	The terms of the transaction allow for a clean-up call of the Mortgage Loans and the retirement of the Offered Certificates (the "***Clean-up Call***"), which may be exercised once the aggregate principal balance of the Mortgage Loans is less than or equal to 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date (the "***Clean-up Call Date***").
Pricing Prepayment Speed:	The Offered Certificates will be priced based on the following collateral prepayment assumptions: FRM Loans: 115% PPC (100% PPC: 4% - 20% CPR over 12 months, 20% thereafter) ARM Loans: 100% PPC (100% PPC: 4% - 35% CPR over 24 months, 35% thereafter)
Mortgage Loans:	As of the Statistical Calculation Date, the aggregate scheduled principal balance of the mortgage loans described herein was approximately $328,734,677 consisting of fixed-rate and hybrid adjustable rate, conforming and non-conforming, first and second lien mortgage loans (the "***Mortgage Loans***"). See attached collateral descriptions for more information. No more than 2.00% of the Mortgage Loans will be 30 or more days delinquent as of the Cut-off Date. The Mortgage Loans will be divided into the Group I Mortgage Loans and Group II Mortgage Loans.

As of the Cut-off Date, the "***Group I Mortgage Loans***" consisted primarily of first and second lien, fixed rate and hybrid adjustable rate, conforming mortgage loans with an aggregate principal balance of approximately $203,791,675. Approximately 26.81% of the Group I Mortgage Loans have fixed rates and approximately 73.19% of the Group I Mortgage Loans have hybrid adjustable rates. Approximately 82.28% of the Group I Mortgage Loans with hybrid adjustable rates have an initial rate adjustment occurring approximately two years following origination, approximately 17.72% of the Group I Mortgage Loans with hybrid adjustable rates have an initial rate adjustment occurring approximately three years following origination, and in each case following the initial fixed rate period adjust every six months thereafter.

As of the Cut-off Date, the "***Group II Mortgage Loans***" consisted primarily of first and second lien, fixed rate and hybrid adjustable rate, conforming and non-conforming mortgage loans with an aggregate principal balance of approximately $124,943,002. Approximately 30.66% of the Group II Mortgage Loans have fixed rates and approximately 69.34% of the Group II Mortgage Loans have hybrid adjustable rates. Approximately 83.88% of the Group II Mortgage Loans with hybrid adjustable rates have an initial rate adjustment occurring approximately two years following origination, approximately 16.12% of the Group II Mortgage Loans with hybrid adjustable rates have an initial rate adjustment occurring approximately three years following origination, and in each case following the initial fixed rate period adjust every six months thereafter.

Pass-Through Rate: The "***Pass-Through Rate***" for each Class of Offered Certificates will be equal to the lesser of (a) the related Formula Rate and (b) the Net WAC Rate.

Formula Rate: The "***Formula Rate***" on each Class of Offered Certificates will be equal to the lesser of (i) a rate equal to One Month LIBOR plus the related margin, and (ii) the Maximum Cap.

Net WAC Rate: The "***Net WAC Rate***" will be equal to the weighted average of the Adjusted Net Mortgage Rates of the Mortgage Loans, adjusted to an effective rate reflecting the accrual of interest on an actual /360 basis.

Maximum Cap: The "***Maximum Cap***" on each Class of Offered Certificates will be the weighted average of the Adjusted Net Maximum Mortgage Rates of the Mortgage Loans, adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis.

Adjusted Net Mortgage Rate: The "***Adjusted Net Mortgage Rate***" for any Mortgage Loan will be equal to the mortgage rate for such Mortgage Loan less the sum of (i) the servicing fee rate and (ii) the trustee fee rate.

Adjusted Net Maximum Mortgage Rate: The "***Adjusted Net Maximum Mortgage Rate***" for any Mortgage Loan will be equal to the maximum mortgage rate for such Mortgage Loan (or the mortgage rate for such Mortgage Loan, if such Mortgage Loan has a fixed rate) less the sum of (i) the servicing fee rate and (ii) the trustee fee rate.

Net WAC Rate Carryover Amount:

If, on any Distribution Date, the related Pass-Through Rate for any Class of Offered Certificates is limited by the Net WAC Rate, the "***Net WAC Rate Carryover Amount***" for such Class is equal to the sum of (i) the excess of (a) the amount of interest that would have accrued on such Class based on the related Formula Rate over (b) the amount of interest accrued on such Class based on the Net WAC Rate and (ii) the unpaid portion of any Net WAC Rate Carryover Amount from the prior Distribution Date together with accrued interest on such unpaid portion at the related Formula Rate. Any Net WAC Rate Carryover Amount will be paid on such Distribution Date or future Distribution Dates to the extent of funds available.

Yield Maintenance Agreement:

On the Closing Date, the Trust will enter into the "***Yield Maintenance Agreement***" to make payments in respect of any Net WAC Rate Carryover Amounts on the Senior and Subordinate Certificates to the extent necessary on the Distribution Dates occurring from December 2003 to January 2006. On each such Distribution Date, the counterparty to the Yield Maintenance Agreement will be obligated to make a payment to the trust equal to the product of (a) the excess, if any, of (i) One Month LIBOR, subject to a maximum of 9.00% over (ii) the strike price for such Distribution Date specified on the Yield Maintenance Agreement Schedule, accrued during the related Interest Accrual Period for the Senior and Subordinate Certificates and (b) the notional balance for such Distribution Date specified on the Yield Maintenance Agreement Schedule and (c) the actual number of days in the related Interest Accrual Period divided by 360.

Credit Enhancement:

Consists of the following:
1) Excess Cashflow;
2) Overcollateralization Amount; and
3) Subordination

Excess Cashflow:

The ***"Excess Cashflow"*** for any Distribution Date will be equal to the available funds remaining after priorities 1) and 2) under "Priority of Distributions."

Overcollateralization Amount:

The "***Overcollateralization Amount***" is equal to the excess of the aggregate principal balance of the Mortgage Loans over the aggregate principal balance of the Senior Certificates, Subordinate Certificates and Class P Certificates. On the Closing Date, the Overcollateralization Amount will be equal to approximately [1.85%] of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date. To the extent the Overcollateralization Amount is reduced below the Required Overcollateralization Target, Excess Cashflow will be directed to build the Overcollateralization Amount until the Required Overcollateralization Target is reached.

Required Overcollateralization Target:

On any Distribution Date, the "***Required Overcollateralization Target***" is equal to:
(i) prior to the Stepdown Date, [1.85]% of the aggregate principal balance of the Mortgage Loans as of the Closing Date, and
(ii) on or after the Stepdown Date, if no Trigger Event has occurred and is continuing, the greater of:
  (a) [3.70]% of the current balance of the Mortgage Loans;
  (b) [0.50]% of the initial balance of the Certificates (the "OC Floor"), and
(iii) during the occurrence and continuation of a Trigger Event, the Required Overcollateralization Target as of the previous Distribution Date.

Stepdown Date:

The earlier to occur of
(i) the Distribution Date on which the principal balance of the Senior Certificates has been reduced to zero and
(ii) the later to occur of
  (x) the Distribution Date occurring in December 2006 and
  (y) the first Distribution Date on which the Credit Enhancement Percentage with respect to the Senior Certificates is at least [40.00]%.

Credit Enhancement Percentage:

The "***Credit Enhancement Percentage***" for a Distribution Date and any Certificate is equal to (i) the sum of (a) the aggregate principal balance of the Certificates subordinate to such Certificate and (b) the Overcollateralization Amount divided by (ii) the aggregate principal balance of the Mortgage Loans.

	Initial Credit Enhancement Percentage	Credit Enhancement Percentage After Stepdown Date
Senior	[20.00%]	[40.00%]
M-1	[13.30%]	[26.60%]
M-2	[7.80%]	[15.60%]
M-3	[6.05%]	[12.10%]
M-4	[4.30%]	[8.60%]
M-5	[3.05%]	[6.10%]
M-6	[1.85%]	[3.70%]

Trigger Event:

A "***Trigger Event***" is in effect on any Distribution Date on or after the Stepdown Date, if either (i) the 60+ delinquency percentage exceeds [TBD]% of the current Credit Enhancement Percentage with respect to the Senior Certificates or (ii) cumulative realized losses as a percentage of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date for the related Distribution Date are greater than:

Distribution Date	Percentage
December 2006 – November 2007	[TBD]%
December 2007 – November 2008	[TBD]%
December 2008 – November 2009	[TBD]%
December 2010 and thereafter	[TBD]%

Realized Losses:

If a Mortgage Loan becomes a liquidated loan, the net liquidation proceeds relating thereto may be less than the principal balance on such Mortgage Loan. The amount of such insufficiency is a "***Realized Loss***." Realized Losses on the Mortgage Loans will, in effect, be absorbed first, by the Excess Cashflow and second by the reduction of the Overcollateralization Amount. Following the reduction of any Overcollateralization Amount to zero, all allocable Realized Losses will be applied in reverse sequential order, first to the Class M-6 Certificates, second to the Class M-5 Certificates, third to the Class M-4 Certificates, fourth to the Class M-3 Certificates, fifth to the Class M-2 Certificates and sixth, to the Class M-1 Certificates.

Priority of Distributions:

Available funds from the Mortgage Loans will be distributed as follows:

1) Interest funds as follows: first to pay servicing fees and trustee fees, second monthly interest plus any previously unpaid interest to the Senior Certificates, generally from the related loan group, third monthly interest to the Class M-1 Certificates, fourth monthly interest to the Class M-2 Certificates, fifth monthly interest to the Class M-3 Certificates, sixth monthly interest to the Class M-4 Certificates, seventh monthly interest to the Class M-5 Certificates, and eighth, monthly interest to the Class M-6 Certificates. In certain limited circumstances described in the prospectus supplement, interest funds will be distributed to the Senior Certificates from the unrelated loan group, to the extent not received from the related loan group.
2) Principal funds, as follows: in each case as described under "Principal Paydown", first monthly principal to the Senior Certificates, generally from the related loan group, second monthly principal to the Class M-1 Certificates, third monthly principal to the Class M-2 Certificates, fourth monthly principal to the Class M-3 Certificates, fifth monthly principal to the Class M-4 Certificates, sixth monthly principal to the Class M-5 Certificates and seventh, monthly principal to the Class M-6 Certificates.
3) Excess Cashflow as follows: as principal to the Certificates to build the Overcollateralization Amount as described under "Principal Paydown" in the order of priority described below, then any previously unpaid interest to the Class M-1 Certificates, then any unpaid applied Realized Loss amount to the Class M-1 Certificates, then any previously unpaid interest to the Class M-2 Certificates, then any unpaid applied Realized Loss amount to the Class M-2 Certificates, then any previously unpaid interest to the Class M-3 Certificates, then any unpaid applied Realized Loss amount to the Class M-3 Certificates, then any previously unpaid interest to the Class M-4 Certificates, then any unpaid applied Realized Loss amount to the Class M-4 Certificates, then any previously unpaid interest to the Class M-5 Certificates, then any unpaid applied Realized Loss amount to the Class M-5 Certificates, then any previously unpaid interest to the Class M-6 Certificates, then any unpaid applied Realized Loss amount to the Class M-6 Certificates.
4) Any proceeds from the Yield Maintenance Agreement will be distributed to pay any related Net WAC Rate Carryover Amount with respect to the Senior Certificates and Subordinate Certificates *pro rata* based on aggregate certificate principal balance.
5) To the extent available, any remaining Excess Cashflow to pay any Net WAC Rate Carryover Amount, first to the Senior Certificates *pro rata*, then to the Class M-1 Certificates, then to the Class M-2 Certificates, then to the Class M-3 Certificates, then to the Class M-4 Certificates, then to the Class M-5 Certificates and lastly to the Class M-6 Certificates.
6) Any remaining Excess Cashflow to the holders of the non-offered classes of certificates as described in the pooling agreement.

Principal Paydown:

Principal allocated to the Group I Certificates will be distributed to the Class I-A1 Certificates until the aggregate principal balance thereof has been reduced to zero. Principal allocated to the Group II Certificates will be distributed to the Class II-A2 Certificates until the aggregate principal balance thereof has been reduced to zero. In certain limited circumstances described in the prospectus supplement, principal will be distributed to the Senior Certificates from the unrelated loan group, to the extent not received from the related loan group.

1) Prior to the Stepdown Date or if a Trigger Event is in effect, 100% of principal will be paid to the Senior Certificates, generally based on the related loan group, provided, however if the Senior Certificates have been retired, principal will be applied sequentially in the following order of priority, in each case until the respective certificates have been retired: first to the Class M-1 Certificates, second to the Class M-2 Certificates, third to the Class M-3 Certificates, fourth to the Class M-4 Certificates, fifth Class M-5 Certificates and sixth, to the Class M-6 Certificates.

2) On or after the Stepdown Date and if a Trigger Event is not in effect, the Certificates will be entitled to receive payments of principal in the following order of priority: first to the Senior Certificates, generally based on the principal collected in the related loan group, such that the Senior Certificates will have at least [40.00]% credit enhancement, second to the Class M-1 Certificates such that the Class M-1 Certificates will have at least [26.60]% credit enhancement, third to the Class M-2 Certificates such that the Class M-2 Certificates will have at least [15.60]% credit enhancement, fourth to the Class M-3 Certificates such that the Class M-3 Certificates will have at least [12.10]% credit enhancement, fifth to the Class M-4 Certificates such that the Class M-4 Certificates will have at least [8.60]% credit enhancement, sixth to the Class M-5 Certificates such that the Class M-5 Certificates will have at least [6.10]% credit enhancement and seventh, to the Class M-6 Certificates such that the Class M-6 Certificates will have at least [3.70]% credit enhancement (subject, in each case, to any overcollateralization floors).

Available Funds Cap

Period	Effective Available Funds Cap Schedule (1)(2)	Period	Effective Available Funds Cap Schedule (1)(2)
1	5.16%	31	9.02%
2	9.00%	32	9.32%
3	9.00%	33	9.86%
4	9.00%	34	9.86%
5	9.00%	35	10.18%
6	9.00%	36	9.84%
7	9.00%	37	10.15%
8	9.00%	38	9.82%
9	9.00%	39	10.42%
10	9.00%	40	11.53%
11	9.00%	41	10.40%
12	9.00%	42	10.73%
13	9.00%	43	10.37%
14	9.00%	44	10.70%
15	9.00%	45	10.44%
16	9.00%	46	10.43%
17	9.00%	47	10.76%
18	9.00%	48	10.39%
19	9.00%	49	10.72%
20	9.00%	50	10.36%
21	9.00%	51	10.44%
22	9.00%	52	11.15%
23	9.00%	53	10.41%
24	9.00%	54	10.74%
25	9.00%	55	10.37%
26	9.00%	56	10.70%
27	9.04%	57	10.34%
28	10.01%	58	10.32%
29	9.04%	59	10.64%
30	9.33%	60	10.28%

(Continued on next page)

(1) The Available Funds Cap is calculated assuming current rate for all indices is 20.00% and is run at the pricing speed of 115% FRM PPC and 100% ARM PPC to the Clean-up Call Date (Actual/ 360 basis). Includes proceeds from the Yield Maintenance Agreement.
(2) The Available Funds Cap = ((the cap contract notional balance * lesser of (i) one month LIBOR less the cap strike price and (ii) a cap ceiling rate of 9.00% less the cap strike price + net interest collections) / the collateral balance at the beginning of the related collection period)*12

Available Funds Cap

Period	Effective Available Funds Cap Schedule (1)(2)	Period	Effective Available Funds Cap Schedule (1)(2)
61	10.61%	71	10.41%
62	10.24%	72	10.06%
63	10.23%	73	10.38%
64	11.30%	74	10.02%
65	10.19%	75	10.00%
66	10.51%	76	11.05%
67	10.15%	77	9.97%
68	10.47%	78	10.28%
69	10.12%	79	9.93%
70	10.10%	80	10.24%

(1) The Available Funds Cap is calculated assuming current rate for all indices is 20.00% and is run at the pricing speed of 115% FRM PPC and 100% ARM PPC to the Clean-up Call Date (Actual/ 360 basis). Includes proceeds from the Yield Maintenance Agreement.
(2) The Available Funds Cap = ((the cap contract notional balance * lesser of (i) one month LIBOR less the cap strike price and (ii) a cap ceiling rate of 9.00% less the cap strike price + net interest collections) / the collateral balance at the beginning of the related collection period)*12

Excess Spread Calculation

Period	Assumed 1 Mo LIBOR	Assumed 6 Mo LIBOR	Excess Spread	Call Eligible	Bond Balance Outstanding
1	1.12%	1.25%	4.71%	No	Yes
2	1.14%	1.27%	5.26%	No	Yes
3	1.25%	1.34%	5.14%	No	Yes
4	1.19%	1.42%	5.32%	No	Yes
5	1.24%	1.53%	5.15%	No	Yes
6	1.35%	1.65%	5.09%	No	Yes
7	1.45%	1.77%	4.92%	No	Yes
8	1.56%	1.90%	4.88%	No	Yes
9	1.69%	2.04%	4.67%	No	Yes
10	1.83%	2.18%	4.53%	No	Yes
11	1.95%	2.32%	4.48%	No	Yes
12	2.09%	2.47%	4.25%	No	Yes
13	2.24%	2.61%	4.19%	No	Yes
14	2.38%	2.75%	3.94%	No	Yes
15	2.54%	2.88%	3.78%	No	Yes
16	2.68%	3.01%	3.95%	No	Yes
17	2.81%	3.13%	3.49%	No	Yes
18	2.94%	3.23%	3.47%	No	Yes
19	3.07%	3.28%	3.21%	No	Yes
20	3.17%	3.35%	3.22%	No	Yes
21	3.30%	3.43%	4.05%	No	Yes
22	3.39%	3.50%	3.96%	No	Yes
23	3.40%	3.57%	4.08%	No	Yes
24	3.23%	3.67%	4.09%	No	Yes
25	3.48%	3.80%	3.96%	No	Yes
26	3.61%	3.91%	3.68%	No	Yes
27	3.72%	4.02%	3.88%	No	Yes
28	3.84%	4.11%	4.22%	No	Yes
29	3.94%	4.20%	3.63%	No	Yes
30	4.04%	4.28%	3.68%	No	Yes

(Continued on next page)

(1) The excess spread cited herein is calculated assuming all indices adjust to the rates specified in each respective forward curve (as of October 22, 2003) and that the collateral is run at the pricing speed of 115% FRM PPC and 100% ARM PPC to the Clean-up Call Date (Actual/ 360 basis).

Excess Spread Calculation

Period	Assumed 1 Mo LIBOR	Assumed 6 Mo LIBOR	Excess Spread	Call Eligible	Bond Balance Outstanding
31	4.14%	4.35%	3.40%	No	Yes
32	4.22%	4.42%	3.48%	No	Yes
33	4.30%	4.47%	3.78%	No	Yes
34	4.36%	4.52%	3.71%	No	Yes
35	4.42%	4.57%	3.80%	No	Yes
36	4.46%	4.62%	3.56%	No	Yes
37	4.50%	4.67%	3.68%	No	Yes
38	4.55%	4.73%	3.43%	No	Yes
39	4.60%	4.78%	3.66%	No	Yes
40	4.66%	4.83%	4.17%	No	Yes
41	4.71%	4.89%	3.59%	No	Yes
42	4.76%	4.94%	3.72%	No	Yes
43	4.81%	4.99%	3.49%	No	Yes
44	4.86%	5.05%	3.62%	No	Yes
45	4.91%	5.11%	3.57%	No	Yes
46	4.97%	5.17%	3.51%	No	Yes
47	5.02%	5.23%	3.64%	No	Yes
48	5.08%	5.28%	3.38%	No	Yes
49	5.14%	5.34%	3.50%	No	Yes
50	5.21%	5.38%	3.23%	No	Yes
51	5.26%	5.42%	3.35%	No	Yes
52	5.31%	5.45%	3.69%	No	Yes
53	5.35%	5.47%	3.24%	No	Yes
54	5.39%	5.48%	3.40%	No	Yes
55	5.41%	5.48%	3.16%	No	Yes
56	5.43%	5.47%	3.33%	No	Yes
57	5.43%	5.48%	3.15%	No	Yes
58	5.43%	5.49%	3.14%	No	Yes
59	5.41%	5.50%	3.34%	No	Yes
60	5.39%	5.53%	3.15%	No	Yes

(Continued on next page)

(1) The excess spread cited herein is calculated assuming all indices adjust to the rates specified in each respective forward curve (as of October 22, 2003) and that the collateral is run at the pricing speed of 115% FRM PPC and 100% ARM PPC to the Clean-up Call Date (Actual/ 360 basis).

Excess Spread Calculation

Period	Assumed 1 Mo LIBOR	Assumed 6 Mo LIBOR	Excess Spread	Call Eligible	Bond Balance Outstanding
61	5.39%	5.57%	3.34%	No	Yes
62	5.44%	5.61%	3.08%	No	Yes
63	5.48%	5.65%	3.12%	No	Yes
64	5.53%	5.69%	3.68%	No	Yes
65	5.57%	5.73%	3.02%	No	Yes
66	5.61%	5.76%	3.17%	No	Yes
67	5.65%	5.80%	2.92%	No	Yes
68	5.68%	5.83%	3.07%	No	Yes
69	5.71%	5.86%	2.93%	No	Yes
70	5.75%	5.88%	2.89%	No	Yes
71	5.78%	5.91%	3.06%	No	Yes
72	5.80%	5.93%	2.83%	No	Yes
73	5.83%	5.95%	3.01%	No	Yes
74	5.85%	5.96%	2.79%	No	Yes
75	5.87%	5.98%	2.83%	No	Yes
76	5.89%	5.99%	3.44%	No	Yes
77	5.90%	5.99%	2.80%	No	Yes
78	5.91%	6.00%	2.98%	No	Yes
79	5.92%	6.00%	2.78%	No	Yes
80	5.93%	6.00%	2.97%	No	Yes
81	5.93%	6.00%	0.00%	Yes	No

(1) The excess spread cited herein is calculated assuming all indices adjust to the rates specified in each respective forward curve (as of October 22, 2003) and that the collateral is run at the pricing speed of 115% FRM PPC and 100% ARM PPC to the Clean-up Call Date (Actual/ 360 basis).

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Weighted Average Life Tables

Class II-A2 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	0% PPC 0% PPC	60% PPC 50% PPC	85% PPC 75% PPC	115% PPC 100% PPC	145% PPC 125% PPC	170% PPC 150% PPC	200% PPC 175% PPC
WAL (yr)	17.44	4.55	3.26	2.47	1.92	1.52	1.31
MDUR (yr)	14.89	4.28	3.12	2.39	1.87	1.48	1.29
First Prin Pay	12/25/03	12/25/03	12/25/03	12/25/03	12/25/03	12/25/03	12/25/03
Last Prin Pay	04/25/32	07/25/16	10/25/12	06/25/10	01/25/09	02/25/08	07/25/06

Class II-A2 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	0% PPC 0% PPC	60% PPC 50% PPC	85% PPC 75% PPC	115% PPC 100% PPC	145% PPC 125% PPC	170% PPC 150% PPC	200% PPC 175% PPC
WAL (yr)	17.48	4.86	3.51	2.67	2.07	1.59	1.31
MDUR (yr)	14.92	4.53	3.33	2.56	2.01	1.55	1.29
First Prin Pay	12/25/03	12/25/03	12/25/03	12/25/03	12/25/03	12/25/03	12/25/03
Last Prin Pay	07/25/33	02/25/29	07/25/23	10/25/18	09/25/15	10/25/13	07/25/06

Class M-1 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	0% PPC 0% PPC	60% PPC 50% PPC	85% PPC 75% PPC	115% PPC 100% PPC	145% PPC 125% PPC	170% PPC 150% PPC	200% PPC 175% PPC
WAL (yr)	25.89	8.52	5.98	4.69	4.34	4.28	3.50
MDUR (yr)	20.25	7.73	5.57	4.44	4.12	4.07	3.35
First Prin Pay	06/25/25	02/25/08	12/25/06	03/25/07	07/25/07	01/25/08	07/25/06
Last Prin Pay	04/25/32	07/25/16	10/25/12	06/25/10	01/25/09	02/25/08	06/25/07

Class M-1 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	0% PPC 0% PPC	60% PPC 50% PPC	85% PPC 75% PPC	115% PPC 100% PPC	145% PPC 125% PPC	170% PPC 150% PPC	200% PPC 175% PPC
WAL (yr)	26.02	9.32	6.59	5.16	4.70	5.32	4.87
MDUR (yr)	20.33	8.33	6.06	4.84	4.45	5.01	4.59
First Prin Pay	06/25/25	02/25/08	12/25/06	03/25/07	07/25/07	01/25/08	07/25/06
Last Prin Pay	06/25/33	03/25/26	05/25/20	04/25/16	08/25/13	12/25/11	12/25/11

Weighted Average Life Tables

Class M-2 Certificates to Clean-up Call Date

FRM Prepay Speed ARM Prepay Speed	0% PPC 0% PPC	60% PPC 50% PPC	85% PPC 75% PPC	115% PPC 100% PPC	145% PPC 125% PPC	170% PPC 150% PPC	200% PPC 175% PPC
WAL (yr)	25.89	8.52	5.98	4.63	4.04	3.93	3.49
MDUR (yr)	17.92	7.35	5.36	4.25	3.76	3.66	3.27
First Prin Pay	05/25/25	02/25/08	12/25/06	01/25/07	03/25/07	05/25/07	01/25/07
Last Prin Pay	04/25/32	07/25/16	10/25/12	06/25/10	01/25/09	02/25/08	06/25/07

Class M-2 Certificates to Maturity

FRM Prepay Speed ARM Prepay Speed	0% PPC 0% PPC	60% PPC 50% PPC	85% PPC 75% PPC	115% PPC 100% PPC	145% PPC 125% PPC	170% PPC 150% PPC	200% PPC 175% PPC
WAL (yr)	26.01	9.24	6.52	5.05	4.37	4.20	3.73
MDUR (yr)	17.97	7.83	5.76	4.58	4.03	3.89	3.48
First Prin Pay	05/25/25	02/25/08	12/25/06	01/25/07	03/25/07	05/25/07	01/25/07
Last Prin Pay	05/25/33	05/25/24	10/25/18	02/25/15	09/25/12	02/25/11	11/25/09

Mortgage Loans
As of the Statistical Calculation Date

Number Of Loans	2,052				
Total Outstanding Principal Balance	$328,734,677.10				
			Minimum	**Maximum**	
Average Original Loan Amount	$160,622.64		$25,000.00	$980,000.00	
Average Outstanding Principal Balance	$160,202.08		$24,576.61	$977,278.35	
Weighed Average Current Loan Rate	7.568	%	5.380	12.990	%
ARM Characteristics					
Weighed Average Gross Margin	6.094	%	2.750	8.150	%
Weighed Average Maximum Loan Rate	13.567	%	11.380	19.250	%
Weighed Average Minimum Loan Rate	7.563	%	5.380	12.280	%
Weighed Average Initial Periodic Rate Cap	2.998	%	2.000	3.000	%
Weighed Average Periodic Rate Cap	1.000	%	1.000	1.000	%
Weighed Average Months To Roll	23	months	19	35	months
Weighed Average Original Term	352.80	months	180.00	360.00	months
Weighed Average Remaining Term	349.94	months	175.00	359.00	months
Weighed Average Original LTV	79.47	%	21.09	100.00	%
Weighed Average Credit Score	611		501	808	
First Pay Date			May 01, 2003	Sep 01, 2003	
Maturity Date			Apr 01, 2018	Aug 01, 2033	

Top Lien Position Concentrations ($)	97.43 % First Lien, 2.57 % Second Lien
Top Balloon Flag Concentrations ($)	99.86 % Fully Amortizing, 0.14 % Balloon
Top Property State Concentrations ($)	39.22 % California, 7.49 % Illinois, 6.44 % Florida
Maximum Zip Code Concentration ($)	0.56 % 95624

Product	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
2/28 Libor	1,075	$195,389,695.48	59.44%
Fixed Rate 30 Year	512	79,791,518.97	24.27
3/27 Libor	225	40,400,874.30	12.29
Fixed Rate 15 Year	237	12,697,720.65	3.86
Fixed Rate Balloon	3	454,867.70	0.14
Total	2,052	$328,734,677.10	100.00%

Principal Balance ($)	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
24,577 - 50,000	296	$10,656,723.08	3.24%
50,001 - 100,000	464	34,711,613.62	10.56
100,001 - 150,000	439	54,718,000.59	16.65
150,001 - 200,000	311	53,883,174.59	16.39
200,001 - 250,000	208	46,076,598.13	14.02
250,001 - 300,000	103	28,075,254.41	8.54
300,001 - 350,000	59	19,180,531.68	5.83
350,001 - 400,000	56	20,849,036.39	6.34
400,001 - 450,000	35	14,859,334.70	4.52
450,001 - 500,000	21	10,044,515.52	3.06
500,001 - 550,000	17	8,863,285.55	2.70
550,001 - 600,000	18	10,331,183.39	3.14
600,001 - 650,000	21	13,348,958.27	4.06
650,001 - 700,000	1	661,995.89	0.20
700,001 - 750,000	1	729,400.44	0.22
750,001 - 800,000	1	767,792.50	0.23
950,001 - 977,278	1	977,278.35	0.30
Total	2,052	$328,734,677.10	100.00%

Original Term (months)	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
180	240	$13,152,588.35	4.00%
360	1,812	315,582,088.75	96.00
Total	2,052	$328,734,677.10	100.00%

Remaining Term (months)	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
175 - 176	109	$5,718,309.98	1.74%
177 - 178	120	6,273,290.42	1.91
179 - 180	11	1,160,987.95	0.35
355 - 356	688	118,795,920.14	36.14
357 - 358	705	125,791,277.89	38.27
359 - 359	419	70,994,890.72	21.60
Total	2,052	$328,734,677.10	100.00%

Property Type	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
Single Family	1,512	$233,001,994.26	70.88%
PUD	239	48,522,039.59	14.76
Two-Four Family	133	24,292,059.72	7.39
Condominium	139	20,876,186.03	6.35
Manufactured Housing	29	2,042,397.50	0.62
Total	2,052	$328,734,677.10	100.00%

Occupancy Status	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
Primary	1,868	$302,276,783.36	91.95%
Investor	170	23,347,765.31	7.10
Second Home	14	3,110,128.43	0.95
Total	2,052	$328,734,677.10	100.00%

Purpose	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
Cash Out Refinance	938	$166,788,568.16	50.74%
Purchase	905	124,680,471.10	37.93
Rate/Term Refinance	209	37,265,637.84	11.34
Total	2,052	$328,734,677.10	100.00%

Original Loan-to-value Ratio (%)	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
21.09 - 25.00	3	$144,381.93	0.04%
25.01 - 30.00	4	159,233.06	0.05
30.01 - 35.00	5	708,097.49	0.22
35.01 - 40.00	6	736,312.85	0.22
40.01 - 45.00	11	2,115,711.71	0.64
45.01 - 50.00	20	3,108,184.95	0.95
50.01 - 55.00	17	3,341,511.57	1.02
55.01 - 60.00	55	9,476,378.94	2.88
60.01 - 65.00	127	21,290,214.75	6.48
65.01 - 70.00	132	19,900,094.44	6.05
70.01 - 75.00	225	37,941,598.10	11.54
75.01 - 80.00	602	102,935,059.92	31.31
80.01 - 85.00	236	39,854,542.58	12.12
85.01 - 90.00	300	55,462,700.21	16.87
90.01 - 95.00	113	23,105,546.41	7.03
95.01 - 100.00	196	8,455,108.19	2.57
Total	2,052	$328,734,677.10	100.00%

Property State	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
Alabama	5	$351,189.39	0.11%
Arizona	113	18,841,894.85	5.73
Arkansas	8	438,499.02	0.13
California	569	128,916,675.20	39.22
Colorado	84	13,141,553.26	4.00
Connecticut	16	2,481,103.78	0.75
Delaware	3	644,806.98	0.20
District of Columbia	11	2,725,937.52	0.83
Florida	160	21,184,685.31	6.44
Georgia	22	2,078,364.17	0.63
Hawaii	17	5,017,339.15	1.53
Idaho	3	280,029.23	0.09
Illinois	145	24,634,957.74	7.49
Indiana	42	2,340,404.50	0.71
Iowa	3	194,098.31	0.06
Kansas	1	48,717.22	0.01
Kentucky	6	477,303.94	0.15
Louisiana	7	603,793.84	0.18
Maine	4	202,242.55	0.06
Maryland	35	5,406,131.83	1.64
Massachusetts	35	7,039,561.26	2.14
Michigan	45	5,436,804.54	1.65
Minnesota	13	1,854,118.44	0.56
Mississippi	12	833,809.96	0.25
Missouri	27	1,929,877.14	0.59
Montana	10	1,078,844.92	0.33
Nebraska	4	198,251.11	0.06
Nevada	51	7,694,187.18	2.34
New Hampshire	3	327,324.24	0.10
New Jersey	69	13,138,044.92	4.00
New Mexico	16	2,320,346.67	0.71
New York	18	4,905,880.31	1.49
North Carolina	20	2,284,730.98	0.70
Ohio	14	960,444.04	0.29
Oklahoma	61	4,223,394.69	1.28
Oregon	48	6,200,664.14	1.89
Pennsylvania	41	4,324,920.38	1.32
South Carolina	20	2,175,969.95	0.66

(Continued)

Property State	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
(Continued)			
Tennessee	27	1,818,422.08	0.55
Texas	153	16,330,166.85	4.97
Utah	14	1,711,250.86	0.52
Virginia	33	5,549,953.14	1.69
Washington	34	4,221,853.52	1.28
West Virginia	7	451,675.04	0.14
Wisconsin	22	1,628,246.90	0.50
Wyoming	1	86,206.05	0.03
Total	2,052	$328,734,677.10	100.00%

Documentation Level	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
Full	1,528	$210,036,191.99	63.89%
Stated	444	99,486,771.39	30.26
Alternative	80	19,211,713.72	5.84
Total	2,052	$328,734,677.10	100.00%

Credit Score	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
Not Available	2	$146,909.53	0.04%
501 - 525	131	16,729,077.64	5.09
526 - 550	225	35,030,998.36	10.66
551 - 575	263	38,074,530.99	11.58
576 - 600	280	44,360,594.39	13.49
601 - 625	411	65,777,364.88	20.01
626 - 650	377	58,936,066.03	17.93
651 - 675	189	34,265,027.32	10.42
676 - 700	81	15,010,217.90	4.57
701 - 725	35	8,478,517.96	2.58
726 - 750	36	7,157,164.02	2.18
751 - 775	14	3,180,033.29	0.97
776 - 800	6	1,196,077.39	0.36
801 - 808	2	392,097.40	0.12
Total	2,052	$328,734,677.10	100.00%

Current Loan Rate (%)	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
5.380 - 6.000	71	$16,172,381.06	4.92%
6.001 - 7.000	556	122,742,139.00	37.34
7.001 - 8.000	556	101,764,354.69	30.96
8.001 - 9.000	357	48,405,198.66	14.72
9.001 - 10.000	381	30,337,462.36	9.23
10.001 - 11.000	97	6,840,605.33	2.08
11.001 - 12.000	27	2,025,621.33	0.62
12.001 - 12.990	7	446,914.67	0.14
Total	2,052	$328,734,677.10	100.00%

Gross Margin (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
2.750 - 3.000	2	$514,639.79	0.22%
3.001 - 4.000	3	1,018,030.44	0.43
5.001 - 6.000	603	119,520,111.51	50.69
6.001 - 7.000	691	114,706,002.47	48.65
8.001 - 8.150	1	31,785.57	0.01
Total	1,300	$235,790,569.78	100.00%

Maximum Loan Rate (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
11.380 - 12.000	70	$16,079,973.32	6.82%
12.001 - 13.000	331	77,140,161.46	32.72
13.001 - 14.000	404	79,278,284.86	33.62
14.001 - 15.000	258	38,006,625.88	16.12
15.001 - 16.000	159	18,817,561.77	7.98
16.001 - 17.000	52	4,452,460.60	1.89
17.001 - 18.000	22	1,820,861.34	0.77
18.001 - 19.000	3	145,297.52	0.06
19.001 - 19.250	1	49,343.03	0.02
Total	1,300	$235,790,569.78	100.00%

Minimum Loan Rate (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
5.380 - 6.000	70	$16,079,973.32	6.82%
6.001 - 7.000	332	77,551,947.78	32.89
7.001 - 8.000	404	79,156,518.46	33.57
8.001 - 9.000	257	37,716,605.96	16.00
9.001 - 10.000	159	18,817,561.77	7.98
10.001 - 11.000	55	4,609,042.93	1.95
11.001 - 12.000	20	1,695,733.74	0.72
12.001 - 12.280	3	163,185.82	0.07
Total	1,300	$235,790,569.78	100.00%

Next Adjustment Date (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
04/01/05	68	$10,647,927.49	4.52%
05/01/05	342	61,969,716.88	26.28
06/01/05	280	52,126,932.23	22.11
07/01/05	122	23,635,854.58	10.02
08/01/05	263	47,009,264.30	19.94
04/01/06	9	1,086,760.36	0.46
05/01/06	79	16,389,668.94	6.95
06/01/06	55	10,166,044.39	4.31
07/01/06	51	8,539,518.14	3.62
08/01/06	31	4,218,882.47	1.79
Total	1,300	$235,790,569.78	100.00%

Initial Periodic Rate Cap (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
2.000	1	$411,786.32	0.17%
3.000	1,299	235,378,783.46	99.83
Total	1,300	$235,790,569.78	100.00%

Periodic Rate Cap (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
1.000	1,300	$235,790,569.78	100.00%
Total	1,300	$235,790,569.78	100.00%

Product	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
6 Month LIBOR	1,300	$235,790,569.78	71.73%
Fixed Rate	752	92,944,107.32	28.27
Total	2,052	$328,734,677.10	100.00%

Mortgage Insurance Company	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
No MI	2,052	$328,734,677.10	100.00%
Total	2,052	$328,734,677.10	100.00%

Prepayment Penalty	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
Prepayment Penalty	1,548	$247,972,618.99	75.43%
No Prepayment Penalty	504	80,762,058.11	24.57
Total	2,052	$328,734,677.10	100.00%

Prepayment Term (months)	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
0	504	$80,762,058.11	24.57%
6	1	48,717.22	0.01
12	15	4,998,659.02	1.52
24	962	149,743,678.47	45.55
30	3	723,691.58	0.22
36	565	92,306,305.14	28.08
60	2	151,567.56	0.05
Total	2,052	$328,734,677.10	100.00%

Group I Mortgage Loans
As of the Statistical Calculation Date

Number Of Loans	1,482				
Total Outstanding Principal Balance	$203,791,674.68				
			Minimum	**Maximum**	
Average Original Loan Amount	$137,838.23		$25,000.00	$555,000.00	
Average Outstanding Principal Balance	$137,511.25		$24,744.94	$553,379.49	
Weighed Average Current Loan Rate	7.706	%	5.490	12.990	%
ARM Characteristics					
Weighed Average Gross Margin	6.123	%	2.750	8.150	%
Weighed Average Maximum Loan Rate	13.747	%	11.490	19.250	%
Weighed Average Minimum Loan Rate	7.744	%	5.490	12.280	%
Weighed Average Initial Periodic Rate Cap	3.000	%	3.000	3.000	%
Weighed Average Periodic Rate Cap	1.000	%	1.000	1.000	%
Weighed Average Months To Roll	23	months	19	35	months
Weighed Average Original Term	355.66	months	180.00	360.00	months
Weighed Average Remaining Term	352.82	months	175.00	359.00	months
Weighed Average Original LTV	78.90	%	21.09	100.00	%
Weighed Average Credit Score	604		501	806	
First Pay Date			May 01, 2003	Sep 01, 2003	
Maturity Date			Apr 01, 2018	Aug 01, 2033	

Top Lien Position Concentrations ($)	99.15 % First Lien, 0.85 % Second Lien
Top Balloon Flag Concentrations ($)	99.78 % Fully Amortizing, 0.22 % Balloon
Top Property State Concentrations ($)	31.40 % California, 8.53 % Illinois, 7.62 % Florida
Maximum Zip Code Concentration ($)	0.51 % 80013

Product	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
2/28 Libor	860	$122,721,221.57	60.22%
Fixed Rate 30 Year	371	49,731,358.96	24.40
3/27 Libor	173	26,430,411.91	12.97
Fixed Rate 15 Year	75	4,453,814.54	2.19
Fixed Rate Balloon	3	454,867.70	0.22
Total	1,482	$203,791,674.68	100.00%

Principal Balance ($)	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
24,745 - 50,000	165	$6,351,874.53	3.12%
50,001 - 100,000	366	27,630,937.57	13.56
100,001 - 150,000	379	47,214,591.49	23.17
150,001 - 200,000	268	46,372,550.87	22.75
200,001 - 250,000	178	39,289,082.00	19.28
250,001 - 300,000	92	25,060,187.18	12.30
300,001 - 350,000	22	6,895,332.71	3.38
350,001 - 400,000	6	2,187,539.66	1.07
400,001 - 450,000	3	1,271,054.98	0.62
450,001 - 500,000	2	965,144.20	0.47
550,001 - 553,379	1	553,379.49	0.27
Total	1,482	$203,791,674.68	100.00%

Original Term (months)	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
180	78	$4,908,682.24	2.41%
360	1,404	198,882,992.44	97.59
Total	1,482	$203,791,674.68	100.00%

Remaining Term (months)	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
175 - 176	11	$1,266,472.99	0.62%
177 - 178	59	3,009,168.35	1.48
179 - 180	8	633,040.90	0.31
355 - 356	534	77,123,359.56	37.84
357 - 358	527	75,002,930.93	36.80
359 - 359	343	46,756,701.95	22.94
Total	1,482	$203,791,674.68	100.00%

Property Type	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
Single Family	1,095	$143,627,049.79	70.48%
PUD	159	26,851,670.01	13.18
Two-Four Family	98	16,537,927.52	8.12
Condominium	105	14,998,488.54	7.36
Manufactured Housing	25	1,776,538.82	0.87
Total	1,482	$203,791,674.68	100.00%

Occupancy Status	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
Primary	1,338	$185,959,639.68	91.25%
Investor	133	16,206,185.14	7.95
Second Home	11	1,625,849.86	0.80
Total	1,482	$203,791,674.68	100.00%

Purpose	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
Cash Out Refinance	711	$106,973,584.10	52.49%
Purchase	625	75,830,269.83	37.21
Rate/Term Refinance	146	20,987,820.75	10.30
Total	1,482	$203,791,674.68	100.00%

Original Loan-to-value Ratio (%)	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
21.09 - 25.00	3	$144,381.93	0.07%
25.01 - 30.00	3	104,312.73	0.05
30.01 - 35.00	5	708,097.49	0.35
35.01 - 40.00	5	550,248.46	0.27
40.01 - 45.00	8	1,309,632.58	0.64
45.01 - 50.00	12	1,273,907.02	0.63
50.01 - 55.00	13	1,748,581.98	0.86
55.01 - 60.00	43	6,397,044.15	3.14
60.01 - 65.00	92	12,219,936.62	6.00
65.01 - 70.00	105	14,145,855.49	6.94
70.01 - 75.00	177	24,825,967.10	12.18
75.01 - 80.00	477	68,879,601.25	33.80
80.01 - 85.00	181	23,555,633.21	11.56
85.01 - 90.00	229	33,002,762.04	16.19
90.01 - 95.00	83	13,199,441.35	6.48
95.01 - 100.00	46	1,726,271.28	0.85
Total	1,482	$203,791,674.68	100.00%

Property State	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
Alabama	5	$351,189.39	0.17%
Arizona	83	11,432,774.16	5.61
Arkansas	6	380,852.39	0.19
California	347	63,980,812.55	31.40
Colorado	59	9,523,818.94	4.67
Connecticut	12	1,743,301.22	0.86
Delaware	3	644,806.98	0.32
District of Columbia	9	1,771,148.69	0.87
Florida	131	15,524,510.15	7.62
Georgia	19	1,998,023.97	0.98
Hawaii	13	3,328,843.76	1.63
Idaho	3	280,029.23	0.14
Illinois	115	17,379,887.95	8.53
Indiana	32	1,841,428.87	0.90
Iowa	2	86,874.88	0.04
Kansas	1	48,717.22	0.02
Kentucky	5	401,226.03	0.20
Louisiana	4	369,310.50	0.18
Maine	4	202,242.55	0.10
Maryland	27	4,087,309.11	2.01
Massachusetts	25	4,555,382.73	2.24
Michigan	38	4,108,908.14	2.02
Minnesota	12	1,745,776.97	0.86
Mississippi	8	646,246.16	0.32
Missouri	21	1,523,983.30	0.75
Montana	6	750,823.52	0.37
Nebraska	3	173,495.63	0.09
Nevada	37	4,879,710.21	2.39
New Hampshire	2	298,229.62	0.15
New Jersey	55	8,667,104.42	4.25
New Mexico	12	1,295,444.56	0.64
New York	11	2,079,739.92	1.02
North Carolina	13	1,177,429.59	0.58
Ohio	12	861,096.68	0.42
Oklahoma	48	3,605,733.33	1.77
Oregon	41	5,544,281.82	2.72
Pennsylvania	31	3,202,051.90	1.57
South Carolina	18	1,693,178.52	0.83

(Continued)

Property State	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
(Continued)			
Tennessee	22	1,550,252.53	0.76
Texas	106	11,221,620.64	5.51
Utah	10	1,403,848.34	0.69
Virginia	18	2,425,284.88	1.19
Washington	27	3,098,852.07	1.52
West Virginia	7	451,675.04	0.22
Wisconsin	19	1,454,415.62	0.71
Total	1,482	$203,791,674.68	100.00%

Documentation Level	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
Full	1,123	$143,439,847.74	70.39%
Stated	307	51,334,329.49	25.19
Alternative	52	9,017,497.45	4.42
Total	1,482	$203,791,674.68	100.00%

Credit Score	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
Not Available	2	$146,909.53	0.07%
501 - 525	104	11,978,711.59	5.88
526 - 550	194	26,258,880.10	12.89
551 - 575	217	27,300,970.98	13.40
576 - 600	224	31,806,349.63	15.61
601 - 625	273	36,829,078.11	18.07
626 - 650	257	36,996,550.61	18.15
651 - 675	105	15,383,856.58	7.55
676 - 700	52	8,340,051.44	4.09
701 - 725	18	2,940,396.53	1.44
726 - 750	24	3,660,814.47	1.80
751 - 775	7	1,631,717.14	0.80
776 - 800	4	409,476.50	0.20
801 - 806	1	107,911.47	0.05
Total	1,482	$203,791,674.68	100.00%

Current Loan Rate (%)	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
5.490 - 6.000	51	$9,053,693.33	4.44%
6.001 - 7.000	384	65,175,793.88	31.98
7.001 - 8.000	428	63,871,528.88	31.34
8.001 - 9.000	304	38,779,753.53	19.03
9.001 - 10.000	214	19,307,399.37	9.47
10.001 - 11.000	76	5,915,450.11	2.90
11.001 - 12.000	19	1,322,027.79	0.65
12.001 - 12.990	6	366,027.79	0.18
Total	1,482	$203,791,674.68	100.00%

Gross Margin (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
2.750 - 3.000	2	$514,639.79	0.35%
5.001 - 6.000	462	70,367,295.85	47.18
6.001 - 7.000	568	78,237,912.27	52.46
8.001 - 8.150	1	31,785.57	0.02
Total	1,033	$149,151,633.48	100.00%

Maximum Loan Rate (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
11.490 - 12.000	51	$9,053,693.33	6.07%
12.001 - 13.000	234	40,589,693.83	27.21
13.001 - 14.000	318	49,102,602.33	32.92
14.001 - 15.000	225	30,209,428.61	20.25
15.001 - 16.000	135	14,431,375.43	9.68
16.001 - 17.000	49	4,281,772.94	2.87
17.001 - 18.000	17	1,288,426.46	0.86
18.001 - 19.000	3	145,297.52	0.10
19.001 - 19.250	1	49,343.03	0.03
Total	1,033	$149,151,633.48	100.00%

Minimum Loan Rate (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
5.490 - 6.000	51	$9,053,693.33	6.07%
6.001 - 7.000	234	40,589,693.83	27.21
7.001 - 8.000	319	49,392,622.25	33.12
8.001 - 9.000	224	29,919,408.69	20.06
9.001 - 10.000	135	14,431,375.43	9.68
10.001 - 11.000	51	4,403,382.43	2.95
11.001 - 12.000	16	1,198,271.70	0.80
12.001 - 12.280	3	163,185.82	0.11
Total	1,033	$149,151,633.48	100.00%

Next Adjustment Date (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
04/01/05	56	$7,167,793.49	4.81%
05/01/05	279	40,812,784.63	27.36
06/01/05	216	31,192,910.48	20.91
07/01/05	92	13,521,706.57	9.07
08/01/05	217	30,026,026.40	20.13
04/01/06	8	1,051,787.52	0.71
05/01/06	55	9,493,058.16	6.36
06/01/06	42	6,746,222.47	4.52
07/01/06	40	5,733,285.99	3.84
08/01/06	28	3,406,057.77	2.28
Total	1,033	$149,151,633.48	100.00%

Initial Periodic Rate Cap (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
3.000	1,033	$149,151,633.48	100.00%
Total	1,033	$149,151,633.48	100.00%

Periodic Rate Cap (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
1.000	1,033	$149,151,633.48	100.00%
Total	1,033	$149,151,633.48	100.00%

Product	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
6 Month LIBOR	1,033	$149,151,633.48	73.19%
Fixed Rate	449	54,640,041.20	26.81
Total	1,482	$203,791,674.68	100.00%

Mortgage Insurance Company	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
No MI	1,482	$203,791,674.68	100.00%
Total	1,482	$203,791,674.68	100.00%

Prepayment Penalty	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
Prepayment Penalty	1,125	$155,093,273.57	76.10%
No Prepayment Penalty	357	48,698,401.11	23.90
Total	1,482	$203,791,674.68	100.00%

Prepayment Term (months)	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
0	357	$48,698,401.11	23.90%
6	1	48,717.22	0.02
12	5	1,135,601.56	0.56
24	703	95,220,945.76	46.72
36	414	58,536,441.47	28.72
60	2	151,567.56	0.07
Total	1,482	$203,791,674.68	100.00%

Group II Mortgage Loans
As of the Statistical Calculation Date

Number Of Loans	570				
Total Outstanding Principal Balance	$124,943,002.42				
			Minimum	**Maximum**	
Average Original Loan Amount	$219,862.11		$25,000.00	$980,000.00	
Average Outstanding Principal Balance	$219,198.25		$24,576.61	$977,278.35	
Weighed Average Current Loan Rate	7.342	%	5.380	12.200	%
ARM Characteristics					
Weighed Average Gross Margin	6.045	%	3.250	7.000	%
Weighed Average Maximum Loan Rate	13.256	%	11.380	17.875	%
Weighed Average Minimum Loan Rate	7.251	%	5.380	11.875	%
Weighed Average Initial Periodic Rate Cap	2.995	%	2.000	3.000	%
Weighed Average Periodic Rate Cap	1.000	%	1.000	1.000	%
Weighed Average Months To Roll	23	months	19	35	months
Weighed Average Original Term	348.12	months	180.00	360.00	months
Weighed Average Remaining Term	345.24	months	175.00	359.00	months
Weighed Average Original LTV	80.40	%	25.82	100.00	%
Weighed Average Credit Score	624		501	808	
First Pay Date			May 01, 2003	Sep 01, 2003	
Maturity Date			Apr 01, 2018	Aug 01, 2033	

Top Lien Position Concentrations ($)	94.61 % First Lien, 5.39 % Second Lien
Top Balloon Flag Concentrations ($)	100.00 % Fully Amortizing
Top Property State Concentrations ($)	51.97 % California, 5.93 % Arizona, 5.81 % Illinois
Maximum Zip Code Concentration ($)	1.16 % 90815

Product	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
2/28 Libor	215	$72,668,473.91	58.16%
Fixed Rate 30 Year	141	30,060,160.01	24.06
3/27 Libor	52	13,970,462.39	11.18
Fixed Rate 15 Year	162	8,243,906.11	6.60
Total	570	$124,943,002.42	100.00%

Principal Balance ($)	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
24,577 - 50,000	131	$4,304,848.55	3.45%
50,001 - 100,000	98	7,080,676.05	5.67
100,001 - 150,000	60	7,503,409.10	6.01
150,001 - 200,000	43	7,510,623.72	6.01
200,001 - 250,000	30	6,787,516.13	5.43
250,001 - 300,000	11	3,015,067.23	2.41
300,001 - 350,000	37	12,285,198.97	9.83
350,001 - 400,000	50	18,661,496.73	14.94
400,001 - 450,000	32	13,588,279.72	10.88
450,001 - 500,000	19	9,079,371.32	7.27
500,001 - 550,000	17	8,863,285.55	7.09
550,001 - 600,000	17	9,777,803.90	7.83
600,001 - 650,000	21	13,348,958.27	10.68
650,001 - 700,000	1	661,995.89	0.53
700,001 - 750,000	1	729,400.44	0.58
750,001 - 800,000	1	767,792.50	0.61
950,001 - 977,278	1	977,278.35	0.78
Total	570	$124,943,002.42	100.00%

Original Term (months)	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
180	162	$8,243,906.11	6.60%
360	408	116,699,096.31	93.40
Total	570	$124,943,002.42	100.00%

Remaining Term (months)	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
175 - 176	98	$4,451,836.99	3.56%
177 - 178	61	3,264,122.07	2.61
179 - 180	3	527,947.05	0.42
355 - 356	154	41,672,560.58	33.35
357 - 358	178	50,788,346.96	40.65
359 - 359	76	24,238,188.77	19.40
Total	570	$124,943,002.42	100.00%

Property Type	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
Single Family	417	$89,374,944.47	71.53%
PUD	80	21,670,369.58	17.34
Two-Four Family	35	7,754,132.20	6.21
Condominium	34	5,877,697.49	4.70
Manufactured Housing	4	265,858.68	0.21
Total	570	$124,943,002.42	100.00%

Occupancy Status	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
Primary	530	$116,317,143.68	93.10%
Investor	37	7,141,580.17	5.72
Second Home	3	1,484,278.57	1.19
Total	570	$124,943,002.42	100.00%

Purpose	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
Cash Out Refinance	227	$59,814,984.06	47.87%
Purchase	280	48,850,201.27	39.10
Rate/Term Refinance	63	16,277,817.09	13.03
Total	570	$124,943,002.42	100.00%

Original Loan-to-value Ratio (%)	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
25.82 - 30.00	1	$54,920.33	0.04%
35.01 - 40.00	1	186,064.39	0.15
40.01 - 45.00	3	806,079.13	0.65
45.01 - 50.00	8	1,834,277.93	1.47
50.01 - 55.00	4	1,592,929.59	1.27
55.01 - 60.00	12	3,079,334.79	2.46
60.01 - 65.00	35	9,070,278.13	7.26
65.01 - 70.00	27	5,754,238.95	4.61
70.01 - 75.00	48	13,115,631.00	10.50
75.01 - 80.00	125	34,055,458.67	27.26
80.01 - 85.00	55	16,298,909.37	13.05
85.01 - 90.00	71	22,459,938.17	17.98
90.01 - 95.00	30	9,906,105.06	7.93
95.01 - 100.00	150	6,728,836.91	5.39
Total	570	$124,943,002.42	100.00%

Property State	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
Arizona	30	$7,409,120.69	5.93%
Arkansas	2	57,646.63	0.05
California	222	64,935,862.65	51.97
Colorado	25	3,617,734.32	2.90
Connecticut	4	737,802.56	0.59
District of Columbia	2	954,788.83	0.76
Florida	29	5,660,175.16	4.53
Georgia	3	80,340.20	0.06
Hawaii	4	1,688,495.39	1.35
Illinois	30	7,255,069.79	5.81
Indiana	10	498,975.63	0.40
Iowa	1	107,223.43	0.09
Kentucky	1	76,077.91	0.06
Louisiana	3	234,483.34	0.19
Maryland	8	1,318,822.72	1.06
Massachusetts	10	2,484,178.53	1.99
Michigan	7	1,327,896.40	1.06
Minnesota	1	108,341.47	0.09
Mississippi	4	187,563.80	0.15
Missouri	6	405,893.84	0.32
Montana	4	328,021.40	0.26
Nebraska	1	24,755.48	0.02
Nevada	14	2,814,476.97	2.25
New Hampshire	1	29,094.62	0.02
New Jersey	14	4,470,940.50	3.58
New Mexico	4	1,024,902.11	0.82
New York	7	2,826,140.39	2.26
North Carolina	7	1,107,301.39	0.89
Ohio	2	99,347.36	0.08
Oklahoma	13	617,661.36	0.49
Oregon	7	656,382.32	0.53
Pennsylvania	10	1,122,868.48	0.90
South Carolina	2	482,791.43	0.39
Tennessee	5	268,169.55	0.21
Texas	47	5,108,546.21	4.09
Utah	4	307,402.52	0.25
Virginia	15	3,124,668.26	2.50
Washington	7	1,123,001.45	0.90

(Continued)

Property State	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
(Continued)			
Wisconsin	3	173,831.28	0.14
Wyoming	1	86,206.05	0.07
Total	570	$124,943,002.42	100.00%

Documentation Level	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
Full	405	$66,596,344.25	53.30%
Stated	137	48,152,441.90	38.54
Alternative	28	10,194,216.27	8.16
Total	570	$124,943,002.42	100.00%

Credit Score	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
501 - 525	27	$4,750,366.05	3.80%
526 - 550	31	8,772,118.26	7.02
551 - 575	46	10,773,560.01	8.62
576 - 600	56	12,554,244.76	10.05
601 - 625	138	28,948,286.77	23.17
626 - 650	120	21,939,515.42	17.56
651 - 675	84	18,881,170.74	15.11
676 - 700	29	6,670,166.46	5.34
701 - 725	17	5,538,121.43	4.43
726 - 750	12	3,496,349.55	2.80
751 - 775	7	1,548,316.15	1.24
776 - 800	2	786,600.89	0.63
801 - 808	1	284,185.93	0.23
Total	570	$124,943,002.42	100.00%

Current Loan Rate (%)	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
5.380 - 6.000	20	$7,118,687.73	5.70%
6.001 - 7.000	172	57,566,345.12	46.07
7.001 - 8.000	128	37,892,825.81	30.33
8.001 - 9.000	53	9,625,445.13	7.70
9.001 - 10.000	167	11,030,062.99	8.83
10.001 - 11.000	21	925,155.22	0.74
11.001 - 12.000	8	703,593.54	0.56
12.001 - 12.200	1	80,886.88	0.06
Total	570	$124,943,002.42	100.00%

Gross Margin (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
3.250 - 4.000	3	$1,018,030.44	1.18%
5.001 - 6.000	141	49,152,815.66	56.73
6.001 - 7.000	123	36,468,090.20	42.09
Total	267	$86,638,936.30	100.00%

Maximum Loan Rate (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
11.380 - 12.000	19	$7,026,279.99	8.11%
12.001 - 13.000	97	36,550,467.63	42.19
13.001 - 14.000	86	30,175,682.53	34.83
14.001 - 15.000	33	7,797,197.27	9.00
15.001 - 16.000	24	4,386,186.34	5.06
16.001 - 17.000	3	170,687.66	0.20
17.001 - 17.875	5	532,434.88	0.61
Total	267	$86,638,936.30	100.00%

Minimum Loan Rate (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
5.380 - 6.000	19	$7,026,279.99	8.11%
6.001 - 7.000	98	36,962,253.95	42.66
7.001 - 8.000	85	29,763,896.21	34.35
8.001 - 9.000	33	7,797,197.27	9.00
9.001 - 10.000	24	4,386,186.34	5.06
10.001 - 11.000	4	205,660.50	0.24
11.001 - 11.875	4	497,462.04	0.57
Total	267	$86,638,936.30	100.00%

Next Adjustment Date (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
04/01/05	12	$3,480,134.00	4.02%
05/01/05	63	21,156,932.25	24.42
06/01/05	64	20,934,021.75	24.16
07/01/05	30	10,114,148.01	11.67
08/01/05	46	16,983,237.90	19.60
04/01/06	1	34,972.84	0.04
05/01/06	24	6,896,610.78	7.96
06/01/06	13	3,419,821.92	3.95
07/01/06	11	2,806,232.15	3.24
08/01/06	3	812,824.70	0.94
Total	267	$86,638,936.30	100.00%

Initial Periodic Rate Cap (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
2.000	1	$411,786.32	0.48%
3.000	266	86,227,149.98	99.52
Total	267	$86,638,936.30	100.00%

Periodic Rate Cap (%) (ARMs Only)	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
1.000	267	$86,638,936.30	100.00%
Total	267	$86,638,936.30	100.00%

Product	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
6 Month LIBOR	267	$86,638,936.30	69.34%
Fixed Rate	303	38,304,066.12	30.66
Total	570	$124,943,002.42	100.00%

Mortgage Insurance Company	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
No MI	570	$124,943,002.42	100.00%
Total	570	$124,943,002.42	100.00%

Prepayment Penalty	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
Prepayment Penalty	423	$92,879,345.42	74.34%
No Prepayment Penalty	147	32,063,657.00	25.66
Total	570	$124,943,002.42	100.00%

Prepayment Term (months)	Number of Mortgage Loans	Principal Balance Outstanding as of Stat Calc Date	% of Aggregate Principal Balance Outstanding as of Stat Calc Date
0	147	$32,063,657.00	25.66%
12	10	3,863,057.46	3.09
24	259	54,522,732.71	43.64
30	3	723,691.58	0.58
36	151	33,769,863.67	27.03
Total	570	$124,943,002.42	100.00%